FILED IN ACCORDANCE WITH RULE 424(b)(3) UNDER THE SECURITIES ACT OF 1933, AS
                                                                         AMENDED
                                                     REGISTRATION NO. 333-102971



                              Prospectus Supplement
                               Dated June 25, 2003
                        To Prospectus Dated April 4, 2003

                            FREEDOM BANCSHARES, INC.

                            800,000 SHARES (minimum)
                           1,200,000 SHARES (maximum)

     This information supplements our prospectus dated April 4, 2003, which relates to the offer and sale of a minimum of 800,000 shares and a maximum of 1,200,000 shares of Freedom Bancshares, Inc. common stock at a purchase price of $10.00 per share. The primary purpose of this supplement is to describe an individual who has accepted the position of President and CEO and has also been named to the Board of Directors of Freedom Bancshares, Inc., subject to necessary regulatory approvals. This supplement also includes updated information regarding the proposed regulatory structure and the ending date for the offering.



To Our Existing and Prospective Investors:

     We would first like to bring you up to date on our progress in opening Freedom Bank of Georgia and the capital campaign that we have underway. We are pleased to report that the initial public offering of Freedom Bancshares, Inc. is going well. Many of you have already sent in your investment, and many others have either committed to send checks or have given us strong indications of interest. We are well over half way to achieving our minimum goal.

     Our original proposed President and CEO, Tom Rankin, asked the board to accept his resignation due to personal reasons. The Board of Directors and employees of Freedom Bank would like to thank Tom for his contributions to the bank and to wish him the best in his own endeavors.

     We are pleased to report that Vince Cater has accepted the position of President and CEO, joining Jim Purcell, our chief lending officer, Bill Talley, our chief financial officer, and Vicki Wilson, executive assistant, to fill out our great management team.


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     Vince has over thirty years of banking experience including having started two previous banks. He has more than ten years of experience as chief executive officer of three banks, most recently as president of a successful start-up community bank in Atlanta. We believe that Vince brings to Freedom Bank a wealth of experience that will be invaluable to us in getting your bank started. Attached is a more detailed biography on Vince.


We have made a change in our proposed regulatory structure in order to simplify the organization process. The bank will not initially need to be a member of the Federal Reserve Bank. This is primarily a technical change, and will not alter the way the bank operates, the type of services we will offer, or the business plan of the bank.

     We have also decided to extend our offering until September 30, 2003 to allow Vince ample time to solicit investors from his list of potential shareholders. However, we would also like to remind you that we may close out the offering before that date, once we have exceeded our minimum.

     Thank you for your faith and confidence.

Sincerely,



Harold C. Davis
Chairman of the Board


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VINCENT D. CATER. Mr. Cater is the president and chief executive officer of
Freedom Bancshares and the proposed president and chief executive officer of Freedom Bank of Georgia. Mr. Cater grew up in Texas and earned a Bachelor of Arts degree from the University of Texas in Austin. Mr. Cater also holds a bachelors degree from the American Graduate School of International Management and attended the Advanced Management Program at the Wharton Business School (1st American Bank Program). Mr. Cater has 35 years of banking experience. He has previously served as the president and chief executive officer in three banks.

Mr. Cater began his banking career in 1966 with Manufacturers Hanover Trust Company in New York as Assistant Secretary. He left Manufacturers Hanover in 1970 to join the C&S National Bank in Atlanta, Georgia and where he developed a loan portfolio in excess of $350 million and managed a staff of 18. He left C&S in 1983 to serve as Executive Vice President of the National Bank of Georgia in Atlanta, Georgia. In 1993 he founded and was President and Chief Executive Officer of AmTrade International Bank in Atlanta, Georgia. In 1998, he founded and was President and Chief Executive Officer of United Americas Bank in Atlanta, Georgia. Mr. Cater has also managed his own consulting business undertaking a variety of engagements with major financial institutions and Fortune 500 corporations.

Mr. Cater has been a resident of Georgia for over 30 years. He has been active in a number of professional organizations within his community throughout his career. Vince and his wife, Linda, are active members in their church and enjoy time with their nine grandchildren.


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